Exhibit 99.1

FinVolution Group Reports Second Quarter 2024 Unaudited Financial Results

-H1 China Transaction Volume reached RMB92.5 billion, up 6.0% year-over-year-

-H1 International Transaction Volume reached RMB4.5 billion, up 32.4% year-over-year-

-H1 International Revenues increased to RMB1,157.7 million, up 21.9% year-over-year and contributing 18.3% of total net revenues-

SHANGHAI, August 20, 2024 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the second quarter ended June 30, 2024.

	For the Three Months Ended/As of
	June 30, 2023	June 30, 2024	YoY Change
Total Transaction Volume (RMB in billions)[1]	47.3	48.7	3.0%
Transaction Volume (China’s Mainland)[2]	45.5	46.4	2.0%
Transaction Volume (International)[3]	1.8	2.3	27.8%
Total Outstanding Loan Balance (RMB in billions)	63.7	65.6	3.0%
Outstanding Loan Balance (China’s Mainland)[4]	62.6	64.2	2.6%
Outstanding Loan Balance (International)[5]	1.1	1.4	27.3%

Second Quarter 2024 China Market Operational Highlights

●	Cumulative registered users[6] reached 162.2 million as of June 30, 2024, an increase of 8.6% compared with June 30, 2023.

●	Cumulative borrowers[7] reached 25.9 million as of June 30, 2024, an increase of 6.1% compared with June 30, 2023.

●	Number of unique borrowers[8] for the second quarter of 2024 was 1.8 million, a decrease of 21.7% compared with the same period of 2023.

●	Transaction volume[2] reached RMB46.4 billion for the second quarter of 2024, an increase of 2.0% compared with the same period of 2023.

●	Transaction volume facilitated for repeat individual borrowers[9] for the second quarter of 2024 was RMB40.5 billion, an increase of 0.5% compared with the same period of 2023.

●	Outstanding loan balance[4] reached RMB64.2 billion as of June 30, 2024, an increase of 2.6% compared with June 30, 2023.

●	Average loan size[10] was RMB9,956 for the second quarter of 2024, compared with RMB7,816 for the same period of 2023.

●	Average loan tenure[11] was 8.0 months for the second quarter of 2024, compared with 8.4 months for the same period of 2023.

●	90 day+ delinquency ratio[12] was 2.65% as of June 30, 2024, compared with 1.68% as of June 30, 2023.

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the second quarter, RMB9.8 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of June 30, 2024, RMB15.2 billion were facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of June 30, 2024.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of June 30, 2024.

8 Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

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Second Quarter 2024 International Market Operational Highlights

●	Cumulative registered users[13] reached 29.1 million as of June 30, 2024, an increase of 46.2% compared with June 30, 2023.

●	Cumulative borrowers[14] for the international market reached 5.6 million as of June 30, 2024, an increase of 40.0% compared with June 30, 2023.

●	Number of unique borrowers[15] for the second quarter of 2024 was 1.05 million, an increase of 32.9% compared with the same period of 2023.

●	Number of new borrowers[16] for the second quarter of 2024 was 0.47 million, an increase of 51.6% compared with the same period of 2023.

●	Transaction volume[3] reached RMB2.3 billion for the second quarter of 2024, an increase of 27.8% compared with the same period of 2023.

●	Outstanding loan balance[5] reached RMB1.4 billion as of June 30, 2024, an increase of 27.3% compared with June 30, 2023.

●	International business revenue was RMB562.9 million (US$77.5 million) for the second quarter of 2024, an increase of 12.0% compared with the same period of 2023, representing 17.8% of total revenue for the second quarter of 2024.

Second Quarter 2024 Financial Highlights

●	Net revenue was RMB3,168.0 million (US$435.9 million) for the second quarter of 2024, compared with RMB3,075.7 million for the same period of 2023.

●	Net profit was RMB551.0 million (US$75.8 million) for the second quarter of 2024, compared with RMB590.1 million for the same period of 2023.

●	Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB598.6 million (US$82.4 million) for the second quarter of 2024, compared with RMB606.9 million for the same period of 2023.

●	Diluted net profit per American depositary share (“ADS”) was RMB2.07 (US$0.28) and diluted net profit per share was RMB0.41 (US$0.06) for the second quarter of 2024, compared with RMB1.95 and RMB0.39 for the same period of 2023 respectively.

●	Non-GAAP diluted net profit per ADS was RMB2.22 (US$0.30) and non-GAAP diluted net profit per share was RMB0.44 (US$0.06) for the second quarter of 2024, compared with RMB2.06 and RMB0.41 for the same period of 2023 respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market as of June 30, 2024.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of June 30, 2024.

15 Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platforms during the period presented.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.

17 Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

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Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “We ended the first half of 2024 on a positive note, driving progressive growth in the China market while maintaining faster growth momentum internationally through strong execution of our Local Excellence, Global Outlook Strategy.

“Cumulatively, we have served around 31.5 million borrowers across China, Indonesia and the Philippines as of June 30, 2024. During the first half of 2024, transaction volume for the China market reached RMB92.5 billion, up 6.0% year-over-year. Transaction volume for the international market continued to grow faster, soaring to RMB4.5 billion, up 32.4% year-over-year. In terms of outstanding balances, the China market reached RMB64.2 billion while our international market reached RMB1.4 billion, up 2.6% and 27.3% respectively year-over-year. This stellar performance stands as a testament to our strategy’s effectiveness,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Alongside solid operational metrics, our financial performance improved progressively with net revenues for the quarter reaching RMB3,168.0 million (US$435.9 million), up 3.0% year-over-year. Notably, contributions from international revenue grew to RMB562.9 million (US$77.5 million), up 12.0% year-over-year, and representing 17.8% of total revenue. Our total liquidity position remained healthy and robust at RMB8,138.8 million (US$1,119.9 million) as of June 30, 2024.

“As part of our ongoing consistent commitment to return value to shareholders, we deployed approximately US$29.6 million in the second quarter of 2024 to repurchase our shares on the secondary market. In the first half of 2024, we deployed approximately US$56.8 million to repurchase our shares on the secondary market. Since 2018, we have cumulatively returned a total of approximately US$661.8 million to our shareholders through our leading capital return program, underscoring our consistent and sustainable commitment to our shareholders,” concluded Mr. Xu.

Second Quarter 2024 Financial Results

Net revenue for the second quarter of 2024 was RMB3,168.0 million (US$435.9 million), compared with RMB3,075.7 million for the same period of 2023. This increase was primarily due to the increase in guarantee income and other revenue.

Loan facilitation service fees was RMB1,110.5 million (US$152.8 million) for the second quarter of 2024, compared with RMB1,115.0 million for the same period of 2023, remaining stable year-over-year.

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Post-facilitation service fees was RMB389.2 million (US$53.6 million) for the second quarter of 2024, compared with RMB488.2 million for the same period of 2023. This decrease was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB1,298.9 million (US$178.7 million) for the second quarter of 2024, compared with RMB1,072.9 million for the same period of 2023. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans in the international markets, higher guarantee rates and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB218.8 million (US$30.1 million) for the second quarter of 2024, compared with RMB263.0 million for the same period of 2023. This decrease was primarily due to the decrease in the average outstanding loan balances of on-balance sheet loans in the international markets.

Other revenue was RMB150.5 million (US$20.7 million) for the second quarter of 2024, compared with RMB136.5 million for the same period of 2023. This increase was primarily due to the increase in customer referral fees from the financial institutions along with our Company’s enhanced product and service offerings.

Origination, servicing expenses and other costs of revenue was RMB575.2 million (US$79.2 million) for the second quarter of 2024, compared with RMB516.0 million for the same period of 2023. This increase was primarily due to an increase in the facilitation costs as a result of the higher transaction volume in the international market and an increase in the loan collection expenses as a result of the higher outstanding loan balance.

Sales and marketing expenses was RMB473.3 million (US$65.1 million) for the second quarter of 2024, compared with RMB468.8 million for the same period of 2023, as a result of our more proactive customer acquisition efforts focusing on better quality borrowers, especially in the international markets.

Research and development expenses was RMB119.3 million (US$16.4 million) for the second quarter of 2024, compared with RMB124.6 million for the same period of 2023. This decrease was primarily due to the increase in technology development efficiency.

General and administrative expenses was RMB101.9 million (US$14.0 million) for the second quarter of 2024, compared with RMB90.8 million for the same period of 2023. This increase was primarily due to the increase in employee compensation.

Provision for accounts receivable and contract assets was RMB57.2 million (US$7.9 million) for the second quarter of 2024, compared with RMB67.5 million for the same period of 2023. This decrease was primarily due to the decrease in the outstanding loan balances for which the Company bears credit risks in the China market.

Provision for loans receivable was RMB92.0 million (US$12.7 million) for the second quarter of 2024, compared with RMB159.2 million for the same period of 2023. This decrease was primarily due to the decreases in the loan volume and the outstanding loan balances of on-balance sheet loans in the international markets.

Credit losses for quality assurance commitment was RMB1,190.6 million (US$163.8 million) for the second quarter of 2024, compared with RMB1,073.5 million for the same period of 2023. The increase was primarily due to the growth in the loan volume and the outstanding loan balances of off-balance sheet loans in the international markets.

Operating profit was RMB558.5 million (US$76.9 million) for the second quarter of 2024, compared with RMB575.4 million for the same period of 2023.

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Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB598.6 million (US$82.4 million) for the second quarter of 2024, compared with RMB606.9 million for the same period of 2023.

Other income was RMB67.7 million (US$9.3 million) for the second quarter of 2024, compared with RMB119.9 million for the same period of 2023. This decrease was mainly due to the decrease in government subsidies.

Income tax expense was RMB75.2 million (US$10.3 million) for the second quarter of 2024, compared with RMB105.2 million for the same period of 2023. This decrease was mainly due to the decrease in pre-tax profit and the change in the estimated annual effective tax rate.

Net profit was RMB551.0 million (US$75.8 million) for the second quarter of 2024, compared with RMB590.1 million for the same period of 2023.

Net profit attributable to ordinary shareholders of the Company was RMB551.1 million (US$75.8 million) for the second quarter of 2024, compared with RMB554.4 million for the same period of 2023.

Diluted net profit per ADS was RMB2.07 (US$0.28) and diluted net profit per share was RMB0.41 (US$0.06) for the second quarter of 2024, compared with RMB1.95 and RMB0.39 for the same period of 2023 respectively.

Non-GAAP diluted net profit per ADS was RMB2.22 (US$0.30) and non-GAAP diluted net profit per share was RMB0.44 (US$0.06) for the second quarter of 2024, compared with RMB2.06 and RMB0.41 for the same period of 2023 respectively. Each ADS represents five Class A ordinary shares of the Company.

As of June 30, 2024, the Company had cash and cash equivalents of RMB5,705.9 million (US$785.2 million) and short-term investments, mainly in wealth management products and term deposit, of RMB2,432.8 million (US$334.8 million).

The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of June 30, 2024. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

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Shares Repurchase Update

For the second quarter of 2024, the Company deployed approximately US$29.6 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. During the first half of 2024, the Company has deployed approximately US$56.8 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of June 30, 2024, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$336.8 million since 2018.

Business Outlook

While the macroeconomic recovery continued to gain traction with pockets of improvement since the beginning of 2024, uncertainties persist in the markets in which we operate. The Company has observed encouraging signs of recovery and will continue to closely monitor macro conditions across all the markets in which we operate and remain prudent in our business operations. The Company reiterates its full-year 2024 transaction volume guidance for the China market in the range of RMB195.7 billion to RMB205.0 billion, representing year-over-year growth of approximately 5.0% to 10.0%. At the same time, the Company expects its 2024 transaction volume for the international markets to be in the range of RMB9.4 billion to RMB11.0 billion, representing year-over-year growth of approximately 20.0% to 40.0%.

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The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on August 20, 2024 (8:30AM Beijing/Hong Kong Time on August 21, 2024).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 27, 2024, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	5663537

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2024, the Company had over 191.3 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

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Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the rate in effect as of June 28, 2024 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,969,319	5,705,919	785,161
Restricted cash	1,800,071	1,770,810	243,672
Short-term investments	2,960,821	2,432,848	334,771
Investments	1,135,133	1,157,891	159,331
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB529,392 and RMB508,429 as of December 31, 2023 and June 30, 2024, respectively	1,755,615	1,788,655	246,127
Intangible assets	98,692	137,298	18,893
Property, equipment and software, net	140,933	641,800	88,315
Loans receivable, net of credit loss allowance for loans receivable of RMB214,550 and RMB215,148 as of December 31, 2023 and June 30, 2024, respectively	1,127,388	1,657,087	228,023
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB310,394 and RMB273,328 as of December 31, 2023 and June 30, 2024, respectively	2,208,538	2,376,816	327,061
Deferred tax assets	1,624,325	2,177,877	299,686
Right of use assets	38,110	28,740	3,955
Prepaid expenses and other assets	3,384,317	2,027,796	279,034
Goodwill	50,411	50,411	6,937
Total assets	21,293,673	21,953,948	3,020,966
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,882,036	1,709,242	235,200
Liability from quality assurance commitment	3,306,132	3,051,660	419,922
Payroll and welfare payable	261,528	202,035	27,801
Taxes payable	207,477	489,970	67,422
Short-term borrowings	5,756	5,468	752
Funds payable to investors of consolidated trusts	436,352	509,356	70,090
Contract liability	5,109	5,109	703
Deferred tax liabilities	340,608	368,209	50,667
Accrued expenses and other liabilities	941,899	1,206,821	166,064
Leasing liabilities	35,878	30,839	4,244
Total liabilities	7,422,775	7,578,709	1,042,865
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,748,734	5,773,446	794,453
Treasury stock	(1,199,683)	(1,558,855)	(214,506)
Statutory reserves	762,472	762,472	104,920
Accumulated other comprehensive income	80,006	43,215	5,948
Retained Earnings	8,357,153	8,994,668	1,237,708
Total FinVolution Group shareholders’ equity	13,748,785	14,015,049	1,928,537
Non-controlling interest	122,113	360,190	49,564
Total shareholders’ equity	13,870,898	14,375,239	1,978,101
Total liabilities and shareholders’ equity	21,293,673	21,953,948	3,020,966

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	1,115,041	1,110,528	152,814	2,283,294	2,096,468	288,484
Post-facilitation service fees	488,187	389,236	53,561	975,358	854,428	117,573
Guarantee income	1,072,913	1,298,927	178,738	2,059,433	2,645,042	363,970
Net interest income	263,047	218,803	30,108	548,679	450,110	61,937
Other Revenue	136,490	150,506	20,710	259,557	287,033	39,497
Net revenue	3,075,678	3,168,000	435,931	6,126,321	6,333,081	871,461
Operating expenses:
Origination, servicing expenses and other cost of revenue	(515,960)	(575,231)	(79,154)	(1,028,388)	(1,114,786)	(153,400)
Sales and marketing expenses	(468,833)	(473,295)	(65,128)	(865,951)	(922,504)	(126,941)
Research and development expenses	(124,577)	(119,252)	(16,410)	(250,793)	(239,747)	(32,990)
General and administrative expenses	(90,770)	(101,892)	(14,021)	(176,172)	(184,219)	(25,349)
Provision for accounts receivable and contract assets	(67,451)	(57,237)	(7,876)	(130,651)	(122,899)	(16,911)
Provision for loans receivable	(159,189)	(91,988)	(12,658)	(302,505)	(173,273)	(23,843)
Credit losses for quality assurance commitment	(1,073,451)	(1,190,572)	(163,828)	(2,054,134)	(2,388,671)	(328,692)
Total operating expenses	(2,500,231)	(2,609,467)	(359,075)	(4,808,594)	(5,146,099)	(708,126)
Operating profit	575,447	558,533	76,856	1,317,727	1,186,982	163,335
Other income, net	119,901	67,657	9,310	202,678	98,661	13,576
Profit before income tax expense	695,348	626,190	86,166	1,520,405	1,285,643	176,911
Income tax expenses	(105,230)	(75,152)	(10,341)	(240,467)	(202,629)	(27,883)
Net profit	590,118	551,038	75,825	1,279,938	1,083,014	149,028
Net profit attributable to non-controlling interest shareholders	35,684	(107)	(15)	29,620	4,168	574
Net profit attributable to FinVolution Group	554,434	551,145	75,840	1,250,318	1,078,846	148,454
Foreign currency translation adjustment, net of nil tax	80,703	(47,923)	(6,594)	51,535	(36,791)	(5,063)
Total comprehensive income attributable to FinVolution Group	635,137	503,222	69,246	1,301,853	1,042,055	143,391
Weighted average number of ordinary shares used in computing net income per share
Basic	1,387,090,179	1,298,653,314	1,298,653,314	1,398,767,090	1,305,081,766	1,305,081,766
Diluted	1,423,975,798	1,334,219,839	1,334,219,839	1,430,367,809	1,337,706,499	1,337,706,499
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.40	0.42	0.06	0.89	0.83	0.11
Diluted	0.39	0.41	0.06	0.87	0.81	0.11
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.00	2.12	0.29	4.47	4.13	0.57
Diluted	1.95	2.07	0.28	4.37	4.03	0.55

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	506,617	965,313	132,831	1,178,903	1,159,778	159,591
Net cash provided by/(used in) investing activities	(880,715)	(577,516)	(79,469)	925,171	348,029	47,890
Net cash used in financing activities	(518,630)	(479,769)	(66,018)	(1,405,346)	(770,917)	(106,082)
Effect of exchange rate changes on cash and cash equivalents	65,202	(21,347)	(2,936)	38,799	(29,551)	(4,065)
Net increase in cash, cash equivalent and restricted cash	(827,526)	(113,319)	(15,592)	737,527	707,339	97,334
Cash, cash equivalent and restricted cash at beginning of period	8,044,140	7,590,048	1,044,425	6,479,087	6,769,390	931,499
Cash, cash equivalent and restricted cash at end of period	7,216,614	7,476,729	1,028,833	7,216,614	7,476,729	1,028,833

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FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Net Revenues	3,075,678	3,168,000	435,931	6,126,321	6,333,081	871,461
Less: total operating expenses	(2,500,231)	(2,609,467)	(359,075)	(4,808,594)	(5,146,099)	(708,126)
Operating Income	575,447	558,533	76,856	1,317,727	1,186,982	163,335
Add: share-based compensation expenses	31,457	40,100	5,518	51,816	70,389	9,686
Non-GAAP adjusted operating income	606,904	598,633	82,374	1,369,543	1,257,371	173,021

Operating Margin	18.7%	17.6%	17.6%	21.5%	18.7%	18.7%
Non-GAAP operating margin	19.7%	18.9%	18.9%	22.4%	19.9%	19.9%
Non-GAAP adjusted operating income	606,904	598,633	82,374	1,369,543	1,257,371	173,021
Add: other income, net	119,901	67,657	9,310	202,678	98,661	13,576
Less: income tax expenses	(105,230)	(75,152)	(10,341)	(240,467)	(202,629)	(27,883)
Non-GAAP net profit	621,575	591,138	81,343	1,331,754	1,153,403	158,714
Net profit attributable to non-controlling interest shareholders	35,684	(107)	(15)	29,620	4,168	574
Non-GAAP net profit attributable to FinVolution Group	585,891	591,245	81,358	1,302,134	1,149,235	158,140

Weighted average number of ordinary shares used in computing net income per share
Basic	1,387,090,179	1,298,653,314	1,298,653,314	1,398,767,090	1,305,081,766	1,305,081,766
Diluted	1,423,975,798	1,334,219,839	1,334,219,839	1,430,367,809	1,337,706,499	1,337,706,499
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.46	0.06	0.93	0.88	0.12
Diluted	0.41	0.44	0.06	0.91	0.86	0.12
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.11	2.28	0.31	4.65	4.40	0.61
Diluted	2.06	2.22	0.30	4.55	4.30	0.59

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